Kramer Levin Naftalis & Frankel LLP

Ernest S. Wechsler

Partner

Phone   212-715-9211

Fax   212-715-8000

EWechsler@KRAMERLEVIN.com

January 29, 2014

Via Edgar

Ms. Susan Block

Attorney-Advisor

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re: Environmental Solutions Worldwide, Inc.
Registration Statement on Form S-1

Filed December 23, 2013

File No. 333-193018

Dear Ms. Block:

On behalf of Environmental Solutions Worldwide, Inc. (the “Company”), we provide the Company’s responses to your letter dated January 15, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.  The revisions to the filing described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter.

General

1.               We note that file no. 333-174091 appears on the first page, but the file no. that appears to correspond with this filing is 333-193018. Please revise.

The Company’s amended Registration Statement includes the corrected file number.

Registration Fee Table

2.               Please remove the subscription rights from the fee table as they do not need to be registered.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

KL2 2829304.2

United States Securities and Exchange Commission

Division of Corporation Finance

January 29, 2014

The Company’s amended Registration Statement reflects the removal of the subscription rights from the fee table.

Prospectus Summary, page 1

3.               In one of the opening paragraphs, please include your revenue and net loss or income for the most recent audited period and interim stub. Please also disclose the company’s negative operating cash flows in recent periods in this section.

The Company’s amended Registration Statement includes the following additional disclosure on page 1:

“We have sustained recurring operating and net losses and negative cash flows from operations.  As of September 30, 2013, we had an accumulated deficit of $55,363,600 and had cash and cash equivalents of $2,782,759.  During the nine months ended September 30, 2013 we recorded revenue of $10,242,470 and a net loss of $853,222.  During the year ended December 31, 2012 we recorded revenue of $10,526,323 and a net loss of $1,412,269.  During the three month period ended September 30, 2013, we generated Income from Operations of $952,394.  Our history of losses and negative cash flows from operations, however, as well as the current prevailing economic conditions, create uncertainty in the operating results and, accordingly, there is no assurance that we will be successful in generating sufficient cash flow from operations or achieving profitability in future periods. As a result, the report of our independent registered public accounting firm with respect to our financial statements as of and for the year ended December 31, 2012 includes an explanatory paragraph that states that there is substantial doubt regarding our ability to continue as a going concern, and the notes to our financial statements as of and for the nine months ended September 30, 2013 similarly indicate substantial doubt regarding our ability to continue as a going concern. We may require additional financing to fund our continuing operations and planned capital investments. Our ability to continue as a going concern is dependent on maintaining a profitable level of operations.”

4.               We note your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

Please see the additional disclosure included in response to comment 3 above, which is also intended to address comment 4.

Certain Material U.S. Federal Income Tax Consequences, page 73

5.               Please revise this section to clarify that the tax summary discusses material U.S. federal tax consequences rather than “certain” and remove the language that the summary “is of a general nature only.”

KL2 2829304.2

United States Securities and Exchange Commission

Division of Corporation Finance

January 29, 2014

The above comment has been addressed in the Company’s amended Registration Statement.

Signatures, page II-10

6.               Please provide the signature of your principal accounting officer or controller. If someone has signed in more than one capacity, indicate each capacity in which he has signed.

The above comment has been addressed in the Company’s amended Registration Statement.

Lastly, in responding to your comments, the Company has instructed us to inform the Staff that it acknowledges the following:

  the Company is responsible for the accuracy and adequacy of the disclosures in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 715-9231 or Adam Busch at (212) 715-8309 with any questions.

Sincerely,

/s/ Ernest S. Wechsler

Ernest S. Wechsler

cc:       Ada D. Sarmento

Mark Yung

Praveen Nair